September 16, 2025

BY ELECTRONIC SUBMISSION

Division of Corporation Finance
United States Securities and Exchange Commission
Washington, D.C. 20549
Attention: Chen Chen and Christine Dietz

Subject:    BlackBerry Ltd.
Form 10-K for the Fiscal Year Ended February 28, 2025
File No. 001-38232

Dear Ms. Chen and Ms. Dietz:

This letter is in response to the comment letter, dated September 5, 2025, from the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission to Mr. Tim Foote, Chief Financial Officer of BlackBerry Limited (“BlackBerry”, or the “Company”). References to “BlackBerry” or the “Company” also include, where applicable, any subsidiaries of BlackBerry.

COMMENT:

Form 10-K for the fiscal year ended February 28, 2025
Consolidated Financial Statements
Management's Discussion and Analysis of Financial Condition and Results of Operations
Fiscal 2025 Summary Results of Operations, page 30

1.We note the operating segment information for the two-year period ended February 28, 2025 provided on page 32. Please provide us with a reconciliation between the segment totals for research and development (R&D), sales and marketing (S&M) and general and administrative (G&A) to the respective line items presented on your consolidated statements of operations for each period presented. In your response, please specify the nature and amount of each reconciling item, and separately present adjustments for amortization, stock compensation expense, and restructuring expense. In addition, if applicable, please quantify the amortization expense included in the R&D, S&M and G&A line items in your consolidated statements of operations.

RESPONSE:

The Company hereby presents the following reconciliation between segment totals for research and development (“R&D”), sales and marketing (“S&M”) and general and administrative (“G&A”) to the respective lines on the consolidated statements of operations, as well Cost of Sales (“COS”), from which amortization is also excluded in the non-GAAP measure of Segment EBITDA:

For the Year Ended February 28, 2025
(in millions)
	Segment Totals	Stock-based compensation[1]	Restructuring expenses[2]	Amortization[3]	Corporate expenses[4]	Consolidated U.S. GAAP
Total Segment COS	$137.6	$2.4	$—	$—	$—	$140.0
Total Segment R&D	104.1	5.3	—	(1.0)	0.4	108.8
Total Segment S&M	93.0	2.8	—	(0.2)	(0.1)	95.5
Total Segment G&A	87.5	10.1	26.1	(6.7)	42.7	159.7
Total	$422.2	$20.6	$26.1	$(7.9)	$43.0	$504.0

For the Year Ended February 29, 2024
(in millions)
	Segment Totals	Stock-based compensation[1]	Restructuring expenses[2]	Amortization[3]	Corporate expenses[4]	Consolidated U.S. GAAP
Total Segment COS	$265.4	$3.0	$—	$—	$—	$268.4
Total Segment R&D	120.6	7.3	—	(1.2)	0.4	127.1
Total Segment S&M	101.6	2.5	—	(0.1)	—	104.0
Total Segment G&A	113.5	16.0	35.9	(11.1)	32.9	187.2
Total	$601.1	$28.8	$35.9	$(12.4)	$33.3	$686.7

1.Stock-based compensation is a non-cash expense and is not included in the CODM’s measure of segment EBITDA when evaluating performance and allocating resources to the segment. For the year ended February 28, 2025 and February 29, 2024, total stock-based compensation per the above table were $20.6M and $28.8M, respectively, which agrees to the Adjusted EBITDA reconciliation provided on page 42 of Form 10-K.
2.Restructuring expenses is not included in the CODM’s measure of segment EBITDA when evaluating performance and allocating resources to the segment. Restructuring expenses relate to employee termination benefits, facilities, streamlining many of the Company’s centralized corporate functions into Secure Communications and QNX specific teams, and other costs pursuant to programs to reduce the Company’s annual expenses amongst R&D, infrastructure and other functions. These expenses do not reflect expected future operating expenses, are not indicative of the Company’s core operating performance, and may not be meaningful when comparing the Company’s operating performance against that of prior periods. For the year ended February 28, 2025 and February 29, 2024, total restructuring expenses per the above table were $26.1M and $35.9M, respectively, which agrees to the Adjusted EBITDA reconciliation provided on page 42 of Form 10-K.

3.For the year ended February 28, 2025 and February 29, 2024, Segment COS included amortization of $6.6M and $4.6M, respectively, for total Segment amortization of $14.5M and $17.0M, respectively, which agrees to the "Less amortization included in the above" provided on page 32 of Form 10-K. Segment COS amortization is not included in the above reconciliation table, as only amortization included in operating expense is shown as a separate line item in the consolidated statements of operations. Amortization included in COS for the years ended February 28, 2025 and February 29, 2024 is disclosed on page 51 (the difference of $0.1M for the years ended February 28, 2025 and February 29, 2024 is due to rounding).
4.Corporate expenses are not included in the CODM’s measure of segment EBITDA and for the year ended February 28, 2025 and February 29, 2024, total Corporate expense per the above table were $43.0M and $33.3M, respectively, which agrees to the Segment EBITDA reconciliation provided on page 34 of Form 10-K.

The Company’s R&D, S&M and G&A line items in its consolidated statements of operations do not include any amortization expense.

* * *

In connection with this response letter, BlackBerry acknowledges that BlackBerry and its management is responsible for the accuracy and adequacy of its disclosures, notwithstanding any review, comments, action or absence of action by the Staff.

We trust that the foregoing adequately responds to the comments of the Staff. Please contact me at (519) 888-7465 with any questions concerning this letter.

Yours truly,

BLACKBERRY LIMITED

/s/ Tim Foote

Tim Foote
Chief Financial Officer

cc:    Phil Kurtz, Chief Legal Officer & Corporate Secretary
Scott Lesmes, Morrison & Foerster LLP
Jen Psutka, PricewaterhouseCoopers LLP
Carolyn Anthony, PricewaterhouseCoopers LLP
Members of the Audit Committee of the Company’s Board of Directors:
                                Lisa Disbrow, Wayne Wouters, Lori O’Neill

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